                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                  (Rule 13e-4)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                  GENUITY INC.
       (Name of Subject Company (Issuer) Name of Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.01 Per Share
         Under the Genuity Inc. 2000 Long-Term Stock Incentive Plan and
             the Genuity Inc. Outside Directors' Compensation Plan
                         (Title of Class of Securities)

                                   37248E103
                     (CUSIP Number of Class of Securities)

                                Paul R. Gudonis
               Chairman of the Board and Chief Executive Officer
                                  Genuity Inc.
                              225 Presidential Way
                          Woburn, Massachusetts 01801
                                 (781) 865-2000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
                                    Copy to:
                             Robert F. Hayes, Esq.
                             Patrick O'Brien, Esq.
                                  Ropes & Gray
                            One International Place
                          Boston, Massachusetts 02110

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
     Transaction Valuation                              Amount of Filing Fee
-------------------------------------------------------------------------------
         Not applicable*                                   Not applicable*
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*    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

 [ ] Check the box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not Applicable.   Filing Party:  Not Applicable.

     Form or Registration No.: Not Applicable.   Date Filed:    Not Applicable.

 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ] third-party tender offer subject to Rule 14d-1.

 [X] issuer tender offer subject to Rule 13e-4.

 [ ] going-private transaction subject to Rule 13e-3.

 [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [ ]
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     Genuity, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Genuity will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, election form and other related documents. Employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, election form and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange. Additional copies of these documents may be obtained without charge by employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange by contacting the person specified in these documents.
********************************************************************************

Attached is a memorandum distributed to the Management Committee of Genuity on November 28, 2001.

Memorandum

To:      Management Committee

From:    Susan Bowman

Date:    November 28, 2001

Subject: Offer to Cancel and Reissue Stock Options

The Compensation Committee of our Board of Directors recently approved an offer to cancel and reissue stock options, which we hope will reenergize our employees' excitement in our stock option program.

Through this offer all active employees who received stock option grants during the period from the IPO on June 30, 2000 through May 31, 2001 will have the ability to elect to cancel their existing Genuity stock options granted during this time period. Additionally, if an employee elects to participate, he or she must cancel any options granted on or after July 1, 2001. Once cancelled, these stock options will be replaced with new stock options to be granted at least six months and one day after the cancellation date. We anticipate that the new options will be granted on July 2, 2002. The exercise price of the new option will equal the fair market value of our stock on the re-grant date.

I ask that you encourage your staffs to attend the employee information sessions scheduled for December. Since this offer is a tender offer, it is subject to certain rules and regulations of the Securities and Exchange Commission. Consequently, we need to be careful what we communicate to employees. While we can encourage our employees to review the materials and attend the meetings, we cannot encourage them to participate. We will provide you and all managers with a separate email next week that includes guidelines on how you can discuss this offer with your employees.


BELOW ARE SOME HIGHLIGHTS OF THE OFFER:
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o  For each stock option cancelled employees will receive one stock option back on the re-grant date with an exercise price equal to the fair market value of our common stock on the re-grant date.

o The vesting of the regranted stock options will restart on the re-grant date and will vest monthly in equal parts for the remaining term of the original vesting schedule of the cancelled option.

o For example for stock options granted at the IPO on June 30, 2000 that are elected to be cancelled, they will be regranted on July 2, 2002 (the anticipated re-grant date) and will vest 1/24th monthly ending on June 30, 2004.

o Participation is entirely voluntary, and cancellation of eligible stock options will occur only if the employee elects to participate. Employees can revoke their election anytime up until the expiration date of the offer which is 5:00 p.m., Eastern Standard Time, on December 31, 2001.

o In order to avoid recording a compensation expense against our earnings, employees electing to participate must exchange all options granted between July 1, 2001 and January 1, 2002.

o We have a limited number of employees that received promotional stock options in the months of July, August, September, October and November of this year. In order to participate in the offer, these employees will be required to cancel the options received during this six month look back-window. The new options issued in exchange for these options will be granted on the re-grant date. Additionally, individuals who were hired after July 1, 2001 will not be eligible for the offer.

o We also cannot grant any options to employees who participate in the offer for a six month and one day look-forward period beginning with the January 1, 2002 cancellation date and ending on July 2, 2002.

BELOW ARE SOME OF THE HIGHLIGHTS ON THE ROLL-OUT OF THE OFFER:

o Eligible U.S. employees will receive a personalized package at their home the week of December 3rd. Included in the package will be a memo from Paul, the offer to exchange and an election form where they can select which grant(s) they would like to have cancelled in exchange for new options. Packets for International employees will be sent to them at their work locations.

o The Human Resources department will be conducting employee information sessions to provide additional information on this Offer as well as answer any questions the weeks of December 10th and 17th.

o All election forms must be received by Human Resources by 5:00 p.m., Eastern Standard Time, on December 31, 2001. Any forms received after this time will not be accepted.


Genuity Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Genuity will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, election form and other related documents. Employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, election form and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange. Additional copies of these documents may be obtained without charge by employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange by contacting the person specified in these documents.